

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Ms. Erin D. Pickens
Chief Financial Officer
Stratus Properties Inc.
212 Lavaca St., suite 300
Austin, TX 78701

> RE: **Stratus Properties Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 0-19989**

Dear Ms. Pickens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations
Critical Accounting Policies

Allocation of Overhead Costs, page 21

1. In future filings please expand your disclosure to discuss the periods of capitalization including a discussion of when the capitalization period ends.

2. Please tell us the amount of overhead costs, by type, capitalized to each project in the latest period. To the extent that these amounts are material to earnings, please disclose the amounts capitalized in future filings.

Note 1. Summary of Significant Accounting Policies

Real Estate and Commercial Leasing Assets, page 39

3. We note from your disclosure at the top of page 40, that you recorded no impairment charges during 2011 and 2010. Please clarify to us whether you have tested any of your assets for impairment during 2011 and tell us the detailed results of any such testing. We note that you expect fewer condominium sales in 2012 and that sales at some of you other properties have been slow or nonexistent for several years. Also, it appears from the disclosure on page 22 that sales prices at Calera have been declining and that the one Calera Court Courtyard Home that sold in 2011 sold for a loss, based on the table on page 25.

4. You disclose that you capitalized $11.1 million in interest during 2011. It appears that from the cash flow statement during 2011 you incurred approximately $16 million in total capital expenditures. Please explain how capitalized interest is a majority of your total capital expenditures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief